NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS OCTOBER SALES; UPDATES THIRD QUARTER EARNINGS OUTLOOK

-- Comparable Store Sales Increase 1.8% --

HOUSTON, TX, November 4, 2004 - Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the four-week period ended October 30, 2004 increased 42.8% to $81.7 million from $57.2 million in the prior year four-week period ended November 1, 2003. Comparable store sales increased 1.8% versus a decrease of 9.3% last year. The Company noted that total sales include sales for the Peebles stores in the current year's results only, while comparable store sales include comparable store sales for the Peebles stores in both years.

The Company stated that its accessories, children's, dresses, footwear, men's, misses sportswear and special sizes departments had comparable store sales increases during October.

For the third quarter ended October 30, 2004, the Company reported that total sales increased 44.2% to $285.3 million from $197.9 million last year. Comparable store sales, which benefited from the calendar shift in the Texas sales tax holiday weekend, increased 4.3% versus a decrease of 6.0% last year.

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SALES SUMMARY

	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2004	2003*	2004**	2003
1st Quarter	4.5%	(6.8)%	$289.7	$198.0
2nd Quarter	(3.2)	(2.4)	279.9	207.7
August	8.1	(5.7)	105.7	71.5
September	2.5	(3.5)	97.8	69.2
October	1.8	(9.3)	81.7	57.2
3rd Quarter	4.3	(6.0)	285.3	197.9
Year-To-Date	1.8	(5.1)	854.8	603.6

*2003 actual results are restated to include Peebles' comparable store sales.
**Some totals may not foot due to rounding.

Jim Scarborough, Chairman, President and Chief Executive Officer, stated, "Our results for October reflected a strong first half of the month, during which our comparable store sales were up in the mid single digit range, later offset by softer second half sales, due to warmer than normal temperatures in many of our key markets, which dampened our customers' enthusiasm for fall products."

Mr. Scarborough continued, "While our overall sales for the quarter were within our previously provided range, our warmer than normal temperatures resulted in lower demand for regular priced fall products, which impacted our merchandise margins versus our expectations. As such, we are now projecting our third quarter net income to range between $0.48 and $0.50 per diluted share. When comparing our projected net income for the third quarter to last year's net income of $0.63 per diluted share, it is important to note that last year's results included an after tax net gain of $0.38 per diluted share related to the sale of our credit card portfolio. Excluding that one time gain, I am pleased to report that our projected earnings per share for this year's third quarter are double last year's adjusted earnings per share."

Mr. Scarborough concluded, "Looking forward, we are pleased with our fall and winter assortments, and we are well-positioned for the upcoming holiday shopping season. At this time, we continue to be comfortable with our previously provided earnings estimate for the fourth quarter of $0.90 to $1.04 per diluted share."

--next--

The Company expects to announce its third quarter results before the market opens on November 18th.

Store Activity

During October, the Company opened new Peebles stores in Hudson, NY and Belmont, NH. Additionally, Bealls stores were opened in Lumberton and Marble Falls, TX, a Stage store was opened in Pineville, LA, and a Palais Royal store was opened in Cypress, TX. These six October openings brought the number of stores opened during the third quarter to seven, and increased the number of stores opened year-to-date to thirteen.

The Company will complete its fiscal 2004 store-opening program in November with the opening of an additional nine new stores. The Company also plans to close two stores in January.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 522 stores located in 28 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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